Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2014

Quarterly Net Revenues Increased by 13.4% Year-Over-Year

Quarterly Enrollments Increased by 10.0% Year-Over-Year

Beijing, January 20, 2015 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended November 30, 2014, which is the second quarter of New Oriental’s fiscal year 2015.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2014

•	Total net revenues increased 13.4% year-over-year to US$236.2 million for the second fiscal quarter of 2015. Total net revenues would have increased 15.4% if including US$4.1 million of temporarily deferred revenue resulting from the Company’s new customer loyalty programs[1].

•	Loss from operations was US$13.0 million, compared to income from operations of US$0.7 million in the same period of the prior fiscal year. Loss from operations would have been approximately US$8.9 million if not for the accounting effects of the Company’s new customer loyalty programs.

•	Net income attributable to New Oriental decreased by 44.0% year-over-year to US$2.4 million.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2015	2Q FY2014	% of change

Net revenues	236,243	208,330	13.4%

Operating income/(loss)	-12,982	664

Non-GAAP operating income/(loss) (2)	-7,640	6,049

Net income attributable to New Oriental	2,390	4,266	-44.0%

Non-GAAP net income attributable to New Oriental(2)	7,732	9,651	-19.9%

Net income per ADS attributable to New Oriental - basic	0.02	0.03	-44.2%

Net income per ADS attributable to New Oriental - diluted	0.02	0.03	-43.8%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	0.05	0.06	-20.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	0.05	0.06	-24.9%

(in thousands US$, except per ADS(1) data)	1H FY2015	1H FY2014	% of change

Net revenues	630,225	596,993	5.6%

Operating income	97,539	136,132	-28.3%

Non-GAAP operating income(2)	105,646	146,897	-28.1%

Net income attributable to New Oriental	114,750	130,742	-12.2%

Non-GAAP net income attributable to New Oriental(2)	122,857	141,507	-13.2%

Net income per ADS attributable to New Oriental - basic	0.73	0.84	-13.1%

Net income per ADS attributable to New Oriental - diluted	0.73	0.83	-12.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(2)(3)	0.78	0.91	-14.1%
Non-GAAP net income per ADS attributable to New Oriental - diluted(2)(3)	0.77	0.90	-13.8%

[1]	Beginning in the second quarter of fiscal year 2015, the Company started implementing customer loyalty programs to encourage repeat business. Under the new programs, when customers purchase academic subjects tutoring and test preparation courses, they will be able to earn points equivalent to 2-5% of their total spending, which can be used to pay for future tuition fees over the next two years. The Company uses the deferred revenue method to recognize revenues for customer loyalty programs under U.S. GAAP. The portion of revenues associated with the issued points is deferred until the points are redeemed or expired. The revenues deferred are expected to be recognized when the points are redeemed and the associated classes are taken or when expired after two years.

(1)	Each ADS represents one common share.
(2)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(3)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2014

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 10.0% year-over-year to approximately 621,500 for the second fiscal quarter of 2015.

•	The total number of schools and learning centers was 713 as of November 30, 2014, an increase of two compared to 711 as of November 30, 2013, and an increase of two compared to 711 as of August 31, 2014. The total number of schools was 57 as of November 30, 2014.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to have achieved steady recovery in both the top-line and total student enrollments in the second quarter. Revenues increased 13.4% and the growth would have been as high as 15.4% if including temporarily deferred revenue resulting from our new customer loyalty programs. Our student enrollments had a strong pick-up of 10% year-over-year to over 621,500 even though the second quarter is traditionally slow for our business and this was driven by the strong performance of our U-Can middle and high school all-subjects after-school tutoring business which grew approximately 40%. Further, we began to roll out the new POP Kids program across the country in the second quarter as planned. Our revamp of this business has been proven quite successful as it resulted in stronger revenue performance and enrollment growth of more than 13%. We expect the strong momentum of our K-12 after-school tutoring business will continue which is important as we move towards peak season in the second half of fiscal year 2015.”

Mr. Yu continued, “It is important to note that in the second quarter we were very focused on executing our “Optimize the Market” strategy. In our drive to add capacity in appropriate markets, we added a net of two learning centers during the second quarter. Also, our online business experienced rapid growth as we progressed in building our online and offline integrated education ecosystem. For example, koolearn.com, our online education platform, recorded an increase of more than 56% in revenue to approximately US$11.1 million and a 52% increase in registered users to over 256,700. Also, we have partnered with Tencent and launched a mobile app named “uDA,” leveraging our rich resources in terms of content and educational research as well as Tencent’s technological expertise and online penetration. We believe “uDA” will help middle school and college students improve their study experience and efficiency through its three-pronged approach—Question Scanner, Smart Push Exercises and Interactive Tutoring. We are upgrading the app and target the roll out of new services in more subjects in 2015.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “It is very encouraging that our highest-potential business lines maintained healthy growth in the second quarter. Overseas test preparation and overseas study consulting businesses together recorded a year-over-year gross revenue before sales tax growth of about 16.4% to approximately US$90.6 million, while our K-12 after-school tutoring business recorded year-over-year gross revenue before sales tax growth of about 16% to approximately US$97.2 million. We also made a great deal of progress in building out our online and offline integrated education ecosystem. To be sure, fiscal 2015 is an important investment year and while this will have an impact on our annual operating margin and net income, we do believe that the great effort we made in diversifying our business model will better position New Oriental to deliver more sustainable revenue and profitability growth well into the future.”

Recent Developments

In December 2014, the Company acquired 100% equity interest in a kindergarten chain in the city of Qingdao with three schools and approximately 700 students. The Company views this acquisition as a strategic fit with its “one-stop” education ecosystem business model and believes that it will increase New Oriental’s presence in the pre-school market in China and will eventually support the Company’s POP Kids and U-Can middle and high school tutoring businesses. The transaction was completed in December 2014 and the kindergarten’s financial results will be consolidated into New Oriental’s results from the third fiscal quarter ended February 30, 2015.

Financial Results for the Second Fiscal Quarter Ended November 30, 2014

Net Revenues

For the second fiscal quarter of 2015, New Oriental reported net revenues of US$236.2 million, representing a 13.4% increase year-over-year. Net revenues from educational programs and services for the second fiscal quarter were US$212.0 million, representing a 12.5% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses.

Total student enrollments in academic subjects tutoring and test preparation courses in the second fiscal quarter of 2015 increased by 10.0% year-over-year to approximately 621,500.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$249.2 million, representing a 20.0% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$243.9 million, representing a 20.6% increase year-over-year.

•	Cost of revenues increased by 17.6% year-over-year to US$114.6 million, primarily due to increases in teachers’ compensation which is in line with the revenue growth.

•	Selling and marketing expenses increased by 20.1% year-over-year to US$44.2 million, primarily due to increases in selling and marketing staff’s compensation and brand promotion expenses.

•	General and administrative expenses for the quarter increased by 23.2% year-over-year to US$90.4 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$85.5 million, representing a 25.6% increase year-over-year, primarily due to headcount increase.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 0.8% to US$5.3 million in the second fiscal quarter of 2015.

Operating Income and Operating Margin

Loss from operations was US$13.0 million, compared to an income of US$0.7 million in the same period of the prior fiscal year. Non-GAAP loss from operations for the quarter was US$7.6 million, compared to non-GAAP income from operations of US$6.0 million in the same period of the prior fiscal year.

Operating margin for the quarter was negative 5.5%, compared to 0.3% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was negative 3.2%, compared to 2.9% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$2.4 million, representing a 44.0% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.02 and US$0.02, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$7.7 million, representing a 19.9% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.05 and US$0.05, respectively.

Cash Flow

Net operating cash flow for the second fiscal quarter of 2015 was approximately US$26.7 million. Capital expenditures for the quarter were US$15.2 million, which were primarily attributable to the opening of 15 new learning centers and renovations at existing learning centers.

Balance Sheet

As of November 30, 2014, New Oriental had cash and cash equivalents of US$451.7 million, as compared to US$547.9 million as of August 31, 2014. In addition, the Company had US$65.4 million in term deposits, US$541.4 million in short-term investment and US$254.3 million in long-term held-to-maturity investments consisting of trusts guaranteed by a bank with the maturity date more than one year from the date of purchase as of November 30, 2014.

Financial Results for the Six Months Ended November 30, 2014

For the first six months of fiscal year 2015, New Oriental reported net revenues of US$630.2 million, representing a 5.6% increase year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first six months of fiscal year 2015 increased by 1.7% to approximately 1,510,000.

Income from operations for the first six months of fiscal year 2015 was US$97.5 million, representing a 28.3% decrease year-over-year. Non-GAAP income from operations for the first six months of fiscal year 2015 was US$105.6 million, representing a 28.1% decrease year-over-year.

Operating margin for the first six months of fiscal year 2015 was 15.5%, compared to 22.8% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2015, was 16.8%, compared to 24.6% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2015 was US$114.8 million, representing a 12.2% decrease year-over-year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2015 amounted to US$0.73 and US$0.73, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2015 was US$122.9 million, representing a 13.2% decrease year-over-year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2015 amounted to US$0.78 and US$0.77, respectively.

Outlook for Third Quarter of Fiscal Year 2015

New Oriental expects total net revenues in the third quarter of fiscal year 2015 (December 1, 2014 to February 28, 2015) to be in the range of US$279.8 million to US$290.0 million, representing year-over-year growth in the range of 10% to 14%.

If not including the deduction of approximately US$5 million revenue that will be deferred resulting from the Company’s new customer loyalty programs and the impact from the recent depreciation of Renminbi against the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 15% to 19% for the third quarter of fiscal year 2015.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 20, 2015, U.S. Eastern Time (9 PM on January 20, 2015, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-3018-6771
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until January 28, 2015:

International:	+61-2-8199-0299
Passcode:	56862803

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2015, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Cara O’Brien

FTI Consulting

Tel:         +852-3768-4537

Email:     cara.obrien@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:         +86-10-6260-5568

Email:     zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2014	As of August 31 2014
	(Unaudited) USD	(Unaudited) USD
ASSETS:
Current assets:
Cash and cash equivalents	451,686	547,855
Restricted cash, current	497	741
Term deposits	65,404	55,570
Short term investments	541,435	549,467
Accounts receivable, net	5,827	3,375
Inventory	24,676	24,076
Deferred tax assets, current	9,827	9,520
Prepaid expenses and other current assets	80,294	83,446
Amounts due from related parties, current	2,748	3,089

Total current assets	1,182,394	1,277,139

Property, plant and equipment, net	231,320	230,812
Land use rights, net	4,359	4,388
Amounts due from related parties, non-current	2,334	1,931
Deferred tax assets, non-current	3,377	3,257
Long term deposit	12,334	12,693
Long term prepaid rent	742	979
Restricted cash, non-current	1,701	1,701
Intangible assets	716	729
Goodwill	3,755	3,755
Long term investments	305,822	222,289
Prepayment of an acquisition	1,883	1,883
Other non-current assets	3,581	—

Total assets	1,754,318	1,761,556

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to New Oriental of US$12,217 and US$11,596 as of August 31, 2014 and November 30, 2014, respectively)	11,689	17,621
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to New Oriental of US$138,290 and US$125,228 as of August 31, 2014 and November 30, 2014, respectively)	139,790	158,442
Income taxes payable (including income tax payable of the consolidated VIE without recourse to New Oriental of US$27,236 and US$22,237 as of August 31, 2014 and November 30, 2014, respectively)	22,934	28,051
Amounts due to related party (including amounts due to related parties of the consolidated VIE without recourse to New Oriental of US$nil and US$nil as of August 31, 2014 and November 30, 2014, respectively)	14	7
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to New Oriental of US$396,672 and US$438,042 as of August 31, 2014 and November 30, 2014, respectively)	440,746	398,949

Total current liabilities	615,173	603,070
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE without recourse to New Oriental of US$1,721 and US$1,703 as of August 31, 2014 and November 30, 2014, respectively)	1,703	1,721

Total long-term liabilities	1,703	1,721
Total liabilities	616,876	604,791

Total shareholder’s equity	1,137,442	1,156,765
Total liabilities and shareholder’s equity	1,754,318	1,761,556

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	211,951	188,483
Books and others	24,292	19,847

Total net revenues	236,243	208,330

Operating costs and expenses (note 1):
Cost of revenues	114,601	97,474
Selling and marketing	44,188	36,782
General and administrative	90,436	73,410

Total operating costs and expenses	249,225	207,666

Operating income (loss)	(12,982)	664

Other income, net	16,816	9,701
Provision for income taxes	(1,225)	(5,562)
Loss from equity method investment	(219)	(537)

Net income attributable to New Oriental Education & Technology Group Inc.	2,390	4,266

Net income per share attributable to New Oriental-Basic	0.02	0.03
Net income per share attributable to New Oriental-Diluted	0.02	0.03
Net income per ADS attributable to New Oriental-Basic (note 2)	0.02	0.03
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.02	0.03
Other comprehensive (loss) income, net of tax	(1,818)	6,544

Comprehensive income	572	10,810

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	572	10,810

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	199	—
Selling and marketing	170	—
General and administrative	4,973	5,385

Total	5,342	5,385

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	90,436	73,410
Share-based compensation expense in general and administrative expenses	4,973	5,385

Non-GAAP general and administrative expenses	85,463	68,025
Total operating costs and expenses	249,225	207,666
Share-based compensation expenses	5,342	5,385

Non-GAAP operating costs and expenses	243,883	202,281
Operating income(loss)	(12,982)	664
Share-based compensation expenses	5,342	5,385

Non-GAAP operating income(loss)	(7,640)	6,049
Operating margin	-5.5%	0.3%
Non-GAAP operating margin	-3.2%	2.9%
Net income attributable to New Oriental	2,390	4,266
Share-based compensation expenses	5,342	5,385

Non-GAAP net income	7,732	9,651
Net income per ADS attributable to New Oriental - Basic (note 1)	0.02	0.03
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.02	0.03
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.05	0.06
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.05	0.06
Weighted average shares used in calculating basic net income per ADS (note 1)	156,541,669	155,837,230
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,394,907	157,845,516
Non-GAAP income per share - basic	0.05	0.06
Non-GAAP income per share - diluted	0.05	0.06

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational programs and services	573,322	541,768
Books and others	56,903	55,225

Total net revenues	630,225	596,993

Operating costs and expenses (note 1):
Cost of revenues	263,077	230,083
Selling and marketing	93,720	79,474
General and administrative	175,889	151,304

Total operating costs and expenses	532,686	460,861

Operating income	97,539	136,132

Other income, net	32,908	19,929
Provision for income taxes	(15,418)	(24,322)
Loss from equity method investment	(279)	(997)
Income from continuing operations	114,750	130,742
Net income attributable to New Oriental Education & Technology Group Inc.	114,750	130,742

Net income per share attributable to New Oriental-Basic	0.73	0.84
Net income per share attributable to New Oriental-Diluted	0.73	0.83
Net income per ADS attributable to New Oriental-Basic (note 2)	0.73	0.84
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.73	0.83
Other comprehensive income, net of tax	24,782	7,913

Comprehensive income	139,532	138,655

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	139,532	138,655

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	199	—
Selling and marketing	170	—
General and administrative	7,738	10,765

Total	8,107	10,765

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2014	2013
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	175,889	151,304
Share-based compensation expense in general and administrative expenses	7,738	10,765

Non-GAAP general and administrative expenses	168,151	140,539
Total operating costs and expenses	532,686	460,861
Share-based compensation expenses	8,107	10,765

Non-GAAP operating costs and expenses	524,579	450,096
Operating income	97,539	136,132
Share-based compensation expenses	8,107	10,765

Non-GAAP operating income	105,646	146,897
Operating margin	15.5%	22.8%
Non-GAAP operating margin	16.8%	24.6%
Net income attributable to New Oriental	114,750	130,742
Share-based compensation expenses	8,107	10,765

Non-GAAP net income	122,857	141,507
Net income per ADS attributable to New Oriental - Basic (note 1)	0.73	0.84
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.73	0.83
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.78	0.91
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.77	0.90
Weighted average shares used in calculating basic net income per ADS (note 1)	157,115,883	155,484,823
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,979,364	157,475,053
Non-GAAP income per share - basic	0.78	0.91
Non-GAAP income per share - diluted	0.77	0.90

Note 1: Each ADS represents one common share.